July 20, 2007
VIA EDGAR AND FEDERAL EXPRESS
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Landstar System, Inc. Form 10-K for the year ended December 30, 2006 Filed February 28, 2007 File No. 000-21238
Dear Ms. Cvrkel:
This letter sets forth the responses of Landstar System, Inc. (the “Company”) to the comments contained in your letter, dated July 11, 2007, relating to the Form 10-K for the year ended December 30, 2006 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Capital Resources and Liquidity, page 27
1.	You disclose on page 28 that covenants from credit agreements limit your ability to incur additional indebtedness, incur lease obligations, and purchase property. If management believes that a credit agreement is a material agreement; the covenant is a material term of the credit agreement; and information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, then those facts should be disclosed in addition to your compliance with these covenants. You should also discuss the materiality of the credit agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. Please revise future filings accordingly.
Response:
We acknowledge the staff’s comments, and although management does not believe the limitations imposed by covenants under the Company’s Fourth Amended and Restated Credit Agreement (the “Credit Agreement”) to be material to an investor’s understanding of the Company’s results of operation, capital resources or liquidity, the Company will address this comment in future periodic filings with the Commission. We also note that the Credit Agreement is filed as Exhibit 4.2 to the 10-K (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on July 12, 2004) and the full text of the covenants referred to in the staff’s comments are set forth in Section VII thereof.
Consolidated Balance Sheets, page 33
2.	Please tell us the nature of the items which comprise current liabilities of $46,485 and $44,850 at December 30, 2006 and December 31, 2005 and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in a note to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X.
Response:
No individual item contained in “other current liabilities” in the Company’s balance sheet exceeds 5% of “total current liabilities” at December 30, 2006 and December 31, 2005. Please see the table below that provides a listing of those items included in other current liabilities at December 30, 2006 and December 31, 2005 (in thousands).

	Dec 30,	Dec 31,
Description	2006	2005
Accrued income taxes	10,023	9,736
Contractor escrow	7,124	6,815
Trailer turn-in costs	3,425	4,298
Accrued fuel and use tax	3,315	2,734
Stale dated checks	3,285	3,066
Accrued medical claims	2,497	2,767
Accrued plate and permit costs	1,755	1,629
Accrued legal-professional fees	1,584	492
Accrued contractor tires payable	1,456	915
Accrued trailer maintenance and tire disposal	1,225	1,947
Accrued pension liability	1,189	854
Other accrued liabilities	9,607	9,597

Total Other Current Liabilities	$46,485	$44,850

Note:
Total current liabilities at December 30, 2006 and December 31, 2005 were $250,194 and $299,496, respectively. 5% of current liabilities at December 30, 2006 and December 31, 2005 were $12,510 and $14,975, respectively.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1224.

Sincerely,
/s/ James B. Gattoni
James B. Gattoni
Vice President and Chief Financial Officer

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